                                                Filed pursuant to Rule 424(b)(5)
                                                              File No. 333-50542

          Prospectus supplement to prospectus dated February 14, 2001

900,000 Shares

MGI PHARMA, INC.
Common Stock

                                                     [LOGO OF MGI PHARMA, INC.]

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We are selling 900,000 shares of common stock with this prospectus supplement and the accompanying prospectus. The last reported sale price of our common stock on November 26, 2001 was $14.29 per share. Our common stock is listed for trading on the Nasdaq National Market under the symbol "MOGN."

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This investment involves risks. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

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                                                              Per
                                                             Share     Total
                                                             ------ -----------
Public offering price....................................... $13.85 $12,465,000
Underwriting discount....................................... $ 0.60 $   540,000
Proceeds to MGI PHARMA...................................... $13.25 $11,925,000

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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                          U.S. Bancorp Piper Jaffray

         The date of this prospectus supplement is November 26, 2001.

                               TABLE OF CONTENTS

Prospectus Supplement                                                       Page
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About this Prospectus Supplement........................................... S-1
Use of Proceeds............................................................ S-1
Underwriting............................................................... S-1
Legal Matters.............................................................. S-3
Experts.................................................................... S-3

Prospectus                                                                  Page
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Summary....................................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  13
Plan of Distribution.......................................................  14
Legal Matters..............................................................  14
Experts....................................................................  14
Where You Can Find More Information........................................  14

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   You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in any of these documents. The information contained in these documents is accurate only as of the date of each document, as the case may be, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may change after the date set forth in each document in which the information is presented.

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                       ABOUT THIS PROSPECTUS SUPPLEMENT

   We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

   If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

   This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. When used in these documents, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in the prospectus.

   You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, as the case may be. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   We expect the net proceeds from this sale of common stock to be approximately $11.8 million after deducting estimated expenses. We intend to use the net proceeds from the sale of the common stock to fund research and development, product commercialization, potential product acquisitions, product development opportunities, working capital and general corporate purposes. Our management will have broad discretion in the allocation of the net proceeds of the offering. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                 UNDERWRITING

   We have entered into a purchase agreement with U.S. Bancorp Piper Jaffray Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, we have agreed to sell to U.S. Bancorp Piper Jaffray Inc., and U.S. Bancorp Piper Jaffray Inc. has agreed to purchase from us, the 900,000 shares of common stock offered hereby at $13.25 per share.

   The purchase agreement provides that the obligation of U.S. Bancorp Piper Jaffray Inc. to purchase shares of common stock is subject to the approval of certain legal matters by counsel and to certain other conditions, including that if any of the shares of common stock are purchased by U.S. Bancorp Piper Jaffray Inc. all such shares of common stock must be so purchased.

   We have been advised by U.S. Bancorp Piper Jaffray Inc. that it proposes to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares of common stock are not sold at such initial public offering price, U.S. Bancorp Piper Jaffray Inc. may change the public offering price. Assuming that all of the shares of common stock are sold at the initial public offering price, the per share and total underwriting discounts and commissions that U.S. Bancorp Piper Jaffray Inc. will receive in connection with the offering will be $0.60 and $540,000, respectively.

   We have agreed not to directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of any additional shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or to cause a registration statement covering any shares of common stock to be filed, for a period of 90 days from November 26, 2001, the date of the execution of the purchase agreement, without the prior written consent of U.S. Bancorp Piper Jaffray Inc., subject to limited exceptions.

   U.S. Bancorp Piper Jaffray Inc. does not intend to sell more than 5% of the number of shares of common stock offered hereby to accounts over which it exercises discretionary authority.

   In connection with the offering, U.S. Bancorp Piper Jaffray Inc. may purchase or sell shares of common stock in the open market. These may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by U.S. Bancorp Piper Jaffray Inc. in the offering, which creates a short position. "Covered" short sales are sales of common stock made in an amount up to the number of shares purchased in the offering. In determining the source of common stock to close out the covered short position, U.S. Bancorp Piper Jaffray Inc. will consider, among other things, the price of shares of common stock available for purchase in the open market. U.S. Bancorp Piper Jaffray Inc. may also make "naked" short sales of common stock in excess of the shares purchased in the offering. Transactions to close out the covered or naked short position involve purchases of the common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if U.S. Bancorp Piper Jaffray Inc. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids or purchases of common stock in the open market while the offering is in progress.

   These activities by U.S. Bancorp Piper Jaffray Inc. may have the effect of preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market in the absence of these transactions. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market.

   We estimate that our share of the total expenses for the offering will be approximately $111,000.

   We have agreed to indemnify U.S. Bancorp Piper Jaffray Inc. against some liabilities, including liabilities under the Securities Act, or to contribute to the payments the underwriters may be required to make because of any of those liabilities.

   U.S. Bancorp Piper Jaffray Inc. has performed some investment banking and advisory services for us from time to time for which it has received customary fees and expenses. U.S. Bancorp Piper Jaffray Inc. may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

   Pursuant to an engagement letter executed on October 26, 2001, we retained U.S. Bancorp Piper Jaffray Inc. to serve as placement agent for a private placement completed on October 31, 2001. The engagement letter also provides that U.S. Bancorp Piper Jaffray Inc. would be entitled to participate in any offering of our equity securities, serve as our financial advisor in any merger transaction, as defined in the engagement letter, and receive a fee if there is a public offering or merger transaction within the periods specified in such engagement letter.

                                 LEGAL MATTERS

   Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the securities offered hereby and some other legal matters on behalf of MGI PHARMA. Legal matters in connection with the offering will be passed upon for the underwriter by Morgan, Lewis & Bockius LLP.

                                    EXPERTS

   Our financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference in this prospectus supplement and accompanying prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement and accompanying prospectus, given on their authority as experts in accounting and auditing.

   The statement of assets acquired and liabilities assumed as of September 30, 2000, and the related statement of direct revenues and direct expenses for the nine-month period then ended of The Hexalen Business of MedImmune, Inc. (as defined in the notes to these financial statements) have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement, given on their authority as experts in accounting and auditing.

                               5,000,000 Shares

                             [LOGO OF MGI PHARMA]

                                 Common Stock

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 .  MGI PHARMA, INC. is offering up       .  Closing price on February 13,
    to an aggregate of 5,000,000             2001: $18.18 per share.
    shares.


 .  Trading symbol: Nasdaq National
    Market--MOGN

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Investing in the common stock involves risk. See "Risk Factors" on page 4.

This prospectus will allow us to issue common stock over time. This means:

 .  we will provide a prospectus supplement each time we issue common stock;

 . the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document;

 . you should read this document and any prospectus supplement carefully before you invest; and

 . we may sell the common stock through underwriters, through dealers, directly to one or more institutional purchasers or through agents.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



               The date of this prospectus is February 14, 2001.

                               TABLE OF CONTENTS

                         Page
                         ----
Summary.................   3
Risk Factors............   4
Use of Proceeds.........  13
Plan of Distribution....  14

                          Page
                          ----
Legal Matters............  14
Experts..................  14
Where You Can Find More
 Information.............  14

                                    SUMMARY

Business of MGI PHARMA

MGI PHARMA, INC. is an oncology focused pharmaceutical company. We acquire, develop and commercialize differentiated pharmaceutical products that meet patient needs. We currently market and promote several products through our 50-person specialty sales organization. In 1999, we generated revenues from product sales of approximately $18.6 million. In addition we are developing irofulven and MG98 for the treatment of cancer. We also intend to expand our product portfolio through the acquisition and licensing of product candidates and approved products for sale in the United States through our specialty sales organization.

Irofulven is our lead product candidate for the treatment of cancer. It is the first product candidate that we are developing from our proprietary family of naturally derived compounds called acylfulvenes. We are currently developing irofulven for the treatment of various cancers through a series of human trials, including Phase 1 clinical trials designed to evaluate the safety and maximum tolerated dose using different dosing schedules, as well as Phase 2 clinical trials designed to evaluate the efficacy of irofulven in particular types of cancer. Based on our analysis of interim results from our four Phase 2 trials of irofulven, we believe that irofulven is well-tolerated as a chemotherapeutic, and is potentially active as an anti-tumor agent for the treatment of ovarian, pancreatic and prostate cancers. During the first quarter of 2001, we intend to enroll the first patient in a Phase 3 clinical trial designed to evaluate the safety and efficacy of irofulven in approximately 300 pancreatic cancer patients whose disease has progressed following treatment with the current standard-of-care chemotherapeutic for pancreatic cancer. We intend to have this Phase 3 clinical trial serve as the fundamental basis for regulatory approval of irofulven for commercial sale in the United States. We are also studying the treatment of solid tumors with irofulven in combination with existing chemotherapeutics. Additionally, we are developing other acylfulvene analogs, which are different molecules within the acylfulvene class, in preclinical animal studies.

MG98 is a product candidate we are developing for the purpose of blocking production of the enzyme, DNA methyltransferase. DNA methyltransferase inhibits the proper expression of genes that would otherwise slow or stop tumor growth. MG98 has demonstrated anti-cancer activity in an ongoing Phase 1 dose escalation trial. We initiated a Phase 2 trial of MG98 in head and neck cancer patients in the fourth quarter of 2000, and intend to further develop MG98 in other cancers affected by DNA methyltransferase.

Our primary commercial product, Salagen Tablets, accounted for approximately 97 percent of our product sales in 1999. We market Salagen Tablets in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. We also market Salagen Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the body's moisture-producing glands. We market Salagen Tablets outside the United States through our alliances with international pharmaceutical companies. Salagen Tablets are approved for commercial sale in 21 countries. We also co-promote Azulfidine EN-tabs(R) on behalf of Pharmacia Corporation to rheumatologists in the United States.

In November 2000, we acquired HEXALEN(R) (altretamine), an oral chemotherapy for the treatment of recurrent ovarian cancer. We expect to commence marketing HEXALEN in the first quarter of 2001.

Office Location

Our principal executive offices are located at 6300 West Old Shakopee Road, Suite 110, Bloomington, Minnesota 55438 and our telephone number is (952) 346-4700.

Corporate Information

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. We have trademark protection on Salagen, MGI, MGI PHARMA and our logo. This prospectus also includes trade names and marks of other companies.

                                 RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

If we do not have net income in the future, we may be unable to continue our operations.

We have a limited history of profitability. We expect to significantly increase our research and development expenses over the next several years as we continue to devote even more resources to the development and commercialization of irofulven, MG98 and other product candidates. Therefore, unless we are able to significantly increase revenues from the launch of additional products, we will not have net income. Furthermore, because research and development costs are generally independent of revenues, a delay or decline in revenues from the sale of our currently available products could cause our operating results to decline significantly in any given quarter. If we continue to sustain losses, we may be unable to continue our business operations as planned.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

  .  changing demand for our current products, particularly Salagen Tablets;

  .  third parties introducing competing products;

  .  the pace and breadth of our development programs;

  . expenditures we incur to acquire, license, develop and promote additional products;

  .  availability of product supply from third-party manufacturers;

  .  changes in sales and marketing expenditures; and

  .  the timing of licensing and royalty revenues.

In the first six months of 2000, we had net income of $1.5 million and in the third quarter of 2000, we had a net loss of $6.0 million, resulting in a net loss of $4.5 million for the nine-month period ended September 30, 2000. The change from net income in the first half of 2000 to a net loss in the nine-month period was primarily due to the recognition of a $5.7 million expense related to our in-licensing of a product candidate and complementary technology.

Variations in the timing of our future revenue could also cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Therefore, we do not believe that period-to-period comparisons of our operating results are meaningful. However, securities analysts and investors may set expectations about our business based upon past operating results. Consequently, if our operating results do not follow past trends, our stock price may decline.

If we fail to obtain additional capital to grow our business, we may be unable to complete our product acquisition, licensing and development programs.

Even with the proceeds from the shares offered from time to time under this prospectus, we may need to raise additional funds for various reasons including the following:

  .  to fully develop irofulven and other acylfulvene analogs;

  .  to acquire or license additional products or product candidates;

  .  to develop products we have acquired or licensed;

  .  to support the marketing and sales of additional products;

  .  to obtain necessary working capital; and

  .  to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

We depend upon the sale of Salagen Tablets for substantially all of our product revenues. If any factor adversely impacts sales of Salagen Tablets, our product revenues will decrease and may decrease significantly.

We currently derive substantially all of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 97 percent of our total product sales and 74 percent of our total revenue, excluding interest income, in the first nine months of 2000, and represented 97 percent of our total product sales and 73 percent of our total revenue, excluding interest income, for the year ended December 31, 1999. Any factor adversely affecting sales of Salagen Tablets could cause our product revenues to decrease and our stock price to decline. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia in head and neck cancer patients will expire. As a result, competing generic products may enter this market. In addition, we are aware of two currently marketed products which compete with Salagen Tablets. If sales of Salagen Tablets decline as a result of this competition, or for any other reason, our product revenues will decrease and our stock price could decline.

If we do not receive regulatory approvals of irofulven or any of our other product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. There is a risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. There is also a risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of irofulven or any of our other product candidates, or that, if permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. Once the FDA approves a product for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is a risk that the FDA will prohibit use of the marketing material in the form we desire, which could limit the sale of our products and could cause our product revenues to decrease and our stock price to decline.

We currently utilize approximately 20 laboratories and medical institutions to conduct our preclinical and clinical testing. This research must comply with good clinical and laboratory practices as required by the FDA. We may encounter delays or rejection due to: (1) changes in FDA policy during the period of development, or (2) changes in the requirements for regulatory review of each submitted new drug application. Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed.

The FDA also subjects an approved product and its manufacturer to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on this product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market.

Clinical trials are complex and unpredictable and may produce unexpected results which could affect our ability to commercialize our products.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical animal studies and early human clinical trials may not be predictive of the results that we will obtain in larger scale testing. Some of the results we are announcing from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. If we fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would prevent regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials or commercial use could interrupt, limit, delay or abort the development of a product or, if previously approved and launched, require its withdrawal from the market. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

  .  the size of the patient population;

  .  the nature of the protocol requirements;

  .  the diversion of patients to other trials or marketed therapies;

  . our ability to recruit and manage clinical centers and associated trials;

  .  the proximity of patients to clinical sites; and

  .  the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned.

We depend on a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If such supplier terminates its relationship with us, or is unable to fill our demand for the ingredient, we may be unable to produce Salagen Tablets for commercial sale.

We rely on the Fine Chemicals Division of Merck KGaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. To our knowledge, there is currently no other producer of pharmaceutical-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Merck KGaA terminates, or Merck KGaA is unable to meet our needs for any reason, we will need to find an alternative source of pilocarpine hydrochloride. If we are unable to identify an alternate source, we may be unable to continue producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, any disruption in our supply of pilocarpine hydrochloride could have a material adverse effect on our ability to meet customer demand for Salagen Tablets, which could cause our product revenues to decrease and our stock price to decline.

If our third-party manufacturer of Salagen Tablets or any of our other products cease operations or fail to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We do not have manufacturing facilities and we rely on one third-party manufacturer, Patheon Inc. (formerly known as Global Pharm, Inc.), for the production of each of our products, including Salagen Tablets. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. The manufacture of our products is, and will be, subject to "good manufacturing practices" regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen Tablets or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once we obtain approval, the FDA may withdraw it. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including:

  .  marketing or manufacturing delays;

  .  warning letters;

  .  fines;

  .  product recalls or seizures;

  .  injunctions;

  . refusal of the FDA to review pending market approval applications or supplements to approval applications;

  .  total or partial suspension of production;

  .  civil penalties;

  .  withdrawals of previously approved marketing applications; or

  .  criminal prosecutions.

We may derive additional revenues from product co-promotion arrangements. If these arrangements terminate for any reason, our revenues could decrease and our stock price could decline.

In 1999, we entered into an agreement with Pharmacia Corporation to co-promote Azulfidine EN-tabs(R) in the United States. We may enter into additional co-promotion arrangements in the future. These co-promotion arrangements may provide us with revenue to partially fund our operations. We have no control over how our co-promotion partners run their own businesses, and existing or future co-promotion partners may pursue and develop drugs which compete with our co-promoted products. If our co-promotion partners terminate these arrangements for any reason, or if we fail to successfully co-promote these products, our revenues could decrease and our stock price could decline.

Our business strategy depends on our ability to identify, acquire, license and develop product candidates and identify, acquire or license approved products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to acquire or license, develop and commercialize additional products or product candidates, or fail to promote or market commercially successful products, we may not achieve expectations of our future performance and our stock price could decline. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

If we are unable to maintain relationships with third-party collaborators or enter into new relationships, our research and development costs may increase, and we may not be able to develop any of our product candidates in a timely manner, if at all.

We enter into relationships with third-party collaborators, including manufacturers, to assist us in the development of our product candidates. Our collaborators include public research institutions, contract research organizations, teaching and research hospitals, community-based clinics, contract testing laboratories, contract product formulation organizations, contract packaging and distribution companies, contract manufacturers and license partners. We consider our arrangements with Patheon Inc. and Dainippon Pharmaceutical Co. Ltd. to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. Furthermore, if we are unable to enter into new or alternative arrangements to continue these activities, or are unable to continue these activities on our own, we may have to terminate the development program.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

  . we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

  .  any arrangements with third-parties will not be successful;

  . third-party collaborators will not fulfill their obligations to us under any arrangements entered into with them;

  . current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products; or

  . the FDA will believe that our third-party manufacturers are in compliance with good manufacturing practice requirements, which could interrupt product supply or result in recall of previously distributed products.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

Our strategy for commercialization of our products in foreign markets is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the marketing of Salagen Tablets in markets outside the United States. We have entered into an agreement with Dainippon Pharmaceutical Co., Ltd. for the development and commercialization of irofulven in Japan, with Kissei Pharmaceutical Co., Ltd. for the development and commercialization of Salagen Tablets in Japan and Pharmacia Corporation (formerly Pharmacia & Upjohn Company) for the development and commercialization of Salagen Tablets in Canada. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

In April 2000, we entered into an agreement with CIBA Vision AG, a Novartis company, to replace Chiron B.V. as our partner for the sale of Salagen Tablets in Europe. During the transition of regulatory and marketing responsibilities from Chiron B.V. to CIBA Vision AG, issues may arise that could delay CIBA Vision's commercialization plans for Salagen Tablets.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

  .  the achievement of milestones by us or our partners;

  .  the amount of product sales and royalty generating activities; and

  .  the timing of initiating additional licensing relationships.

Historically, under our revenue recognition policy, we have recognized revenue from initial license fees in the period in which the agreement was signed if there were no significant performance obligations remaining. Revenue from milestone payments is recognized when the milestones are achieved. We recognized $1.6 million of irrevocable license and milestone payments received during the nine-month period ended September 30, 2000 under this revenue recognition policy. In December 1999, the SEC issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements, or SAB 101. SAB 101 requires the deferral of revenue until the culmination of the earnings process. Accordingly, license fees and milestone payments must be deferred and recognized over the period over which the revenue is deemed to be earned. Our required implementation of SAB 101, beginning in the fourth quarter of 2000 with retroactive effect to January 1, 2000, will alter the revenue recognition stream with respect to licensing arrangements--generally requiring some payments previously recorded in our revenue line item to be deferred and amortized into revenue over a period of time. We will implement SAB 101 with respect to licensing arrangements using a contingency-adjusted performance model. Under this method, revenue related to up-front, time-based and performance-based payments will be recognized over the entire contract performance period, starting with the contract's commencement, but not prior to the removal of any contingencies for each individual milestone.

Under this method, we will recognize the aggregate of nonrefundable up-front and time-based fees ratably over the effective term of the underlying license and related supply arrangements. We will recognize performance-based, contingent license milestone amounts on a pro rata basis in the period the licensee achieves the performance criteria to the extent of the timing of the achievement of the milestone in relation to the term of the underlying arrangements--approximating the extent of contingent performance through the date of the milestone achievement in relation to the full term of the underlying arrangements. We will recognize the remaining portion of any milestone payments over the remaining term of the underlying arrangements.

We will report a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, for the cumulative effect of the accounting change as of January 1, 2000 in our statement of operations. We estimate that the cumulative effects of this change for all periods up to the nine month period ended September 30, 2000 will be $10.9 million in the form of a $9.4 million charge to 2000 net earnings as of January 1 and a $1.5 million restatement of the nine month period ended September 30, 2000. Amounts previously recognized as revenue but deferred as a result of the implementation of SAB 101 will be amortized into future license revenue over the expected periods of benefit from these collaborative arrangements. The estimated $9.4 million increase in deferred revenue as a result of the cumulative effect of the accounting change as of January 1, 2000 will be amortized into licensing revenue based upon the terms of the underlying arrangements at an estimated rate of approximately $589,000 in each of the years 2000 through 2014 and approximately $569,000 in 2015.

If we fail to compete successfully with our large, multinational competitors, our product revenues could decrease and our stock price could decline.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune, Inc. and Snow Brand Pharmaceuticals, Inc. have drugs that are approved for sale and compete in the same markets as Salagen Tablets. Other pharmaceutical companies are developing products which, if approved by the FDA, will compete directly with Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms which Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, then our product sales could be adversely affected, our product revenue could decrease and our stock price could decline.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our product development, marketing and commercialization plans could be harmed.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. In particular, we depend on the services of Charles N. Blitzer, our President and Chief Executive Officer, and other members of senior management. We maintain a key person life insurance policy for Mr. Blitzer in the amount of $5 million. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific and management staff, we will need to hire additional qualified personnel for us to pursue our product development, marketing and commercialization plans. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product development, marketing and commercialization plans will suffer and our stock price could decline.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological developments in their products, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively and our stock price may decline.

The FDA awarded us orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren's syndrome. Our orphan drug protection for Salagen Tablets will expire in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and in 2005 for the Sjogren's syndrome indication. Upon expiration of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights. The license applicable to these technologies is subject to certain statutory rights held by the U.S. Government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98 and other inhibitors of DNA methyltransferase. Protection of these rights and creation of additional rights involve joint responsibilities between us and MethylGene Inc.

Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or activities taken in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our corporate partners may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

  .  these confidentiality agreements will be breached;

  .  we will not have adequate remedies for any breach of these agreements;

  .  our trade secrets will otherwise become known; or

  . our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in our stock price.

If the use of one of our products harms people, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any potential claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

If we issue a product recall, we may not sell as much of our products in the future and we may incur significant expenses.

We, the FDA or other government agencies having regulatory authority for product sales may issue product recalls at the discretion of the issuing party. Product recalls may occur due to manufacturing issues, safety concerns or other reasons. Although none of our products have been recalled, product recalls may occur in the future on these or other grounds. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause our stock price to decline.

If we or patients using our products are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our product sales and stock price could decline.

Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Salagen Tablets generally have been eligible for reimbursement from third-party payors, however, third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved healthcare products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of potentially substantial development costs and an appropriate profit margin. This could cause our product revenues to decrease and our stock price to decline.

There is also much uncertainty about the reimbursement status of healthcare products. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our product development and product revenues would be materially and adversely affected and our stock price could decline. In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing the nation's healthcare system. These proposals, if enacted, could have a material adverse effect on our product development and product revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third party contractors, involve hazardous materials which could expose us to liability if environmental damage occurs.

Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, third parties may hold us liable for any resulting damages, which may exceed our financial resources and may have a material adverse effect on our product development and product revenues.

Our stock price is volatile which may result in significant losses to shareholders.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

  .  fluctuations in our operating results;

  . announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

  .  published reports by securities analysts;

  .  positive or negative progress with our clinical trials;

  .  governmental regulation, including healthcare reimbursement policies;

  .  developments in patent or other proprietary rights;

  .  developments in our relationship with collaborative partners;

  .  public concern as to the safety and efficacy of our products; and

  .  general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $11.50 to $54.75 per share during the year ended December 31, 2000. Broad market fluctuations may also adversely affect the market price of our common stock.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

  .  advance notice requirements for shareholder proposals and nominations;
     and

  . the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

Our management will have broad discretion as to the use of proceeds from shares offered from time to time under this prospectus.

Our management will have broad discretion regarding how we use the net proceeds from shares offered from time to time under this prospectus. You will be relying on the judgment of management regarding the application of the proceeds. The results and effectiveness of our use of the proceeds are uncertain.

                                USE OF PROCEEDS

We intend to use the net proceeds from shares offered from time to time under this prospectus to fund research and development, product commercialization, potential product acquisitions, product development opportunities, working capital and other general corporate purposes. We have discussions on an ongoing basis regarding potential acquisitions and in-licensing opportunities that are complementary to our business. We reserve the right, at the sole discretion of our board of directors, to reallocate our use of proceeds in response to these and other factors. Pending these uses, we intend to invest the net proceeds from shares offered from time to time under this prospectus in interest-bearing investment-grade securities.

                             PLAN OF DISTRIBUTION

We may sell our common stock from time to time (1) through underwriters; (2) through dealers; (3) directly to one or more purchasers; or (4) through agents. A prospectus supplement will detail the terms of the offering of the common stock we offer thereby, including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of the common stock and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.

If we use underwriters in the sale, the underwriters will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices the parties determine at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement if they purchase any of the securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may enter into a Common Stock Underwriting Agreement with Ramius Securities, LLC, in which case they will act as an underwriter for one or more "at the market" offerings of our common stock on the Nasdaq National Market. In addition, we may enter into a Standby Purchase Agreement with Ramius Capital Group, LLC. In the event that such Standby Purchase Agreement is triggered, Ramius Capital Group, LLC will act as an underwriter of our common stock.

We may sell our common stock directly or through any firm we designate from time to time. The prospectus supplement will detail the name of any agent involved in the offer or sale of the common stock for which we the prospectus supplement is delivered and any commissions we pay to the agent. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements they enter into with us to indemnification by us against civil liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by us from time to time under this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

Our financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, given on their authority as experts in accounting and auditing.

The statement of assets acquired and liabilities assumed as of September 30, 2000, and the related statement of direct revenues and direct expenses for the nine-month period then ended of The Hexalen(R) Business of MedImmune, Inc. (as defined in the notes to these financial statements) have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should review the registration statement and its exhibits and schedules. You may read and copy any document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

We file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference room and the regional offices listed above and can be obtained over the Internet through the Commission's web site.

The Commission allows us to incorporate by reference information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the Commission. The information we incorporate by reference is deemed to be part of this prospectus, except for any information superceded by information contained directly in this prospectus.

The documents that we are incorporating by reference are:

  . our annual report on Form 10-K for the fiscal year ended December 31, 1999, as amended by Form 10-K/A-1 filed on March 31, 2000 and Form 10-K/A-2 filed on February 14, 2001;

  . our quarterly report on Form 10-Q for the quarter ended March 31, 2000 filed on May 5, 2000;

  . our quarterly report on Form 10-Q for the quarter ended June 30, 2000 filed on August 11, 2000;

  . our quarterly report on Form 10-Q for the quarter ended September 30, 2000 filed on November 14, 2000;

  . our Form 8-A, filed on October 25, 1982, as amended on July 20, 1987; and our Form 8-A filed on July 15, 1998, as amended on March 20, 2000, all of which contain descriptions of our common stock;

  .  our Form 8-K filed on March 20, 2000;

  .  our Form 8-K filed on July 25, 2000;

  .  our Form 8-K filed on December 1, 2000;

  .  our Form 8-K/A-1 filed on February 5, 2001; and

  .  our Form 8-K filed on February 14, 2001.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the completion of the offering of shares from time to time under this prospectus. The most recent information that we file with the SEC automatically updates and supercedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning William Brown, at MGI PHARMA, INC., 6300 West Old Shakopee Road, Suite 110, Minneapolis, MN 55438, (952) 346-4700.

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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 900,000 Shares

                                MGI PHARMA, INC.

                                  Common Stock

                           [LOGO OF MGI PHARMA, INC.]

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                             PROSPECTUS SUPPLEMENT

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                           U.S. Bancorp Piper Jaffray

                               November 26, 2001